EXHIBIT 3

[Letterhead of Pinault-Printemps-Redoute S.A.]

                                December 2, 1998

         STRICTLY CONFIDENTIAL

         Independent Directors
         Board of Directors
         Brylane Inc.
         463 Seventh Avenue, 21st Floor
         New York, New York

                  Over the past year during which Pinault-Printemps-Redoute S.A.
         ("PPR") first became interested in, and then acquired a significant stake in, Brylane Inc. ("Brylane"), we have developed a growing appreciation for the business, operations, management and catalogs of Brylane. PPR believes, as it has since its original purchase of Brylane shares, that Brylane can be an important element in PPR's future international growth plans. PPR continues to have confidence in the future performance of Brylane, its strategic direction and its current management despite the recent disappointing operating results. We believe that Brylane faces an increasingly difficult business environment, with many challenging competitors, some of whom are parts of significantly larger, well-capitalized companies. As such, PPR has now concluded that its corporate goals would be better served if it owned all of the equity interest in Brylane and PPR believes that Brylane, and its various constituencies, would be better served if Brylane were to cease being a public company subject to the vagaries and volatility of the public equity markets.

                  In light of current market and economic conditions, we are pleased that the independent directors of Brylane have consented, pursuant to the terms of the Governance Agreement currently in effect between PPR and Brylane, to allow PPR to make, and the independent directors to consider and evaluate, a proposal from PPR to acquire all of the publicly held shares of Brylane common stock

                  Accordingly, on behalf of PPR, we are pleased to make the following proposal to acquire all of the outstanding common shares of Brylane not currently owned by PPR (the "Public Shares"). The principal terms of our proposal are as follows:

                  1. Our proposal would result in all holders of Public Shares receiving $20 per share in cash. The transaction would involve an aggregate payment of approximately $172.5 million to the holders of Public Shares, based on the 8,623,872 Public Shares we understand to be outstanding.

                  2. Initiation of the transaction would be subject to, among other things, approval by the Board of Directors of Brylane, including the approval of a majority of the independent directors, as required by the Governance Agreement,


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                     execution of a definitive agreement, and other conditions
                     customary in transactions of this type.

                  3. The transaction would be financed through PPR's available cash and committed facilities and would not be conditioned upon financing.

                  4. The acquisition transaction would be implemented through a cash tender offer followed by a merger of a PPR subsidiary into Brylane, with Brylane as the surviving corporation.

                  5. The separate identity of Brylane would be continued
                     following consummation of the transaction for the foreseeable future.

                  6. Brylane's officers and other employees would continue on their present terms for the foreseeable future, and we would intend to work with Brylane management to develop appropriate incentives for Brylane management and employees, who, as a group, we value highly.

                  We believe that our proposal is at a fair price that reflects Brylane's historical results and future prospects and that consummation of our proposed transaction would be in the best interest of Brylane and its public stockholders. Our proposed acquisition price of $20 per share represents an 18.5% premium over yesterday's closing price for Brylane and a 27.8% and 16.0% premium over the average of Brylane's closing prices for the past 30 and 60 trading days, respectively.

                  We would like to make it clear that PPR is not interested, under any circumstances, in selling its 49.9% interest in Brylane owned by PPR. Together with its affiliates, PPR owns approximately 50.1% of Brylane's common stock (based upon the 17,240,889 shares of Brylane common stock we understand to be outstanding as of November 28, 1998) and, thus, there is no realistic prospect of sale of a controlling interest in Brylane to a third party. Therefore, if we are not able to consummate the proposal at a reasonable price we currently intend to continue to be long-term stockholders of Brylane.

                  We understand that this proposal will be considered by a special committee of independent directors of Brylane, as required by the Governance Agreement, and that such committee will wish to retain its own financial and legal advisors to assist in those deliberations. We invite such representatives to meet with our advisors to discuss this proposal at your earliest convenience. As required under federal securities laws, this proposal will be made public through a Schedule 13D filing with the SEC, and we will be issuing a press release later today to facilitate dissemination of the information in this letter.

                  We hope you will view our proposal favorably and give it your prompt attention. We reserve the right to amend or withdraw this proposal at any time in our discretion.

                  We look forward to hearing from you soon.

                  Sincerely,


  /s/ Serge Weinberg                             /s/ Hartmut Kramer
  Serge Weinberg                                 Hartmut Kramer
  Chairman and Chief Executive Officer           Member of Executive Board
  Pinault-Printemps-Redoute, S.A.                Pinault-Printemps-Redoute, S.A.
                                                 Chief Executive Officer
                                                 La Redoute S.A.